Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the registration of shares of its common stock, shares of its preferred stock, depositary shares, warrants, and rights and to the incorporation by reference therein of our reports dated April 3, 2013, with respect to the financial statements of EnergySource LLC and Hudson Ranch I Holdings, LLC, included in Hannon Armstrong Sustainable Infrastructure Capital, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 11, 2014